Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

March 31, 2019

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the

United States of America

	Three months
	ended March 31
	2019	2018

Revenues	$485,655	$426,456

Cost of revenues	340,698	298,524
Selling, general and administrative expenses	118,662	104,515
Depreciation	8,380	7,869
Amortization of intangible assets	4,307	3,914
Acquisition-related items	678	561
Operating earnings	12,930	11,073

Interest expense, net	3,569	2,874
Other expense (income), net	7	(64)
Earnings before income tax	9,354	8,263
Income tax expense (note 7)	1,209	(672)
Net earnings	8,145	8,935

Non-controlling interest share of earnings (note 10)	1,796	2,320
Non-controlling interest redemption increment (note 10)	4,020	532

Net earnings attributable to Company	$2,329	$6,083

Net earnings per share (note 11)
Basic	$0.06	$0.17
Diluted	0.06	0.17

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months
	ended March 31
	2019	2018

Net earnings	$8,145	$8,935

Foreign currency translation gain (loss)	328	(860)
Comprehensive earnings	8,473	8,075

Less: Comprehensive earnings attributable to non-controlling shareholders	5,816	2,852

Comprehensive earnings attributable to Company	$2,657	$5,223

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	March 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$69,633	$66,340
Restricted cash	15,636	13,504
Accounts receivable, net of allowance of $9,525 (December 31, 2018 - $9,177)	235,808	239,925
Income tax recoverable	11,871	9,337
Inventories	46,142	48,227
Prepaid expenses and other current assets	38,286	37,739
	417,376	415,072

Other receivables	5,693	4,212
Other assets	6,506	6,135
Fixed assets	102,482	98,102
Operating lease right-of-use assets (note 6)	97,111	-
Intangible assets	154,338	148,798
Goodwill	356,108	335,155
	722,238	592,402
	$1,139,614	$1,007,474

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$48,566	$41,709
Accrued liabilities	117,113	132,572
Unearned revenues	42,614	36,746
Operating lease liabilities - current(note 6)	25,258	-
Long-term debt - current (note 8)	4,206	3,915
Contingent acquisition consideration - current (note 9)	6,252	12,005
	244,009	226,947

Long-term debt - non-current (note 8)	376,247	330,608
Operating lease liabilities - non-current (note 6)	79,984	-
Contingent acquisition consideration (note 9)	1,810	1,281
Unearned revenues	13,241	13,453
Other liabilities	36,745	40,797
Deferred income tax	8,708	6,577
	516,735	392,716
Redeemable non-controlling interests (note 10)	138,903	151,585

Shareholders' equity	239,967	236,226
	$1,139,614	$1,007,474

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Total
	outstanding		Contributed	Retained	comprehensive	shareholders'
	shares	Amount	surplus	earnings	loss	equity

Balance, December 31, 2018	35,980,047	$148,707	$45,097	$45,537	$(3,115)	$236,226

Net earnings	-	-	-	2,329	-	2,329
Other comprehensive earnings	-	-	-	-	328	328

Impact of ASC 842 - Leases	-	-	-	(338)	-	(338)

Subsidiaries’ equity transactions	-	-	(19)	-	-	(19)

Subordinate Voting Shares:
Stock option expense	-	-	2,855	-	-	2,855
Stock options exercised	134,650	5,342	(1,338)	-	-	4,004
Dividends	-	-	-	(5,418)	-	(5,418)
Balance, March 31, 2019	36,114,697	$154,049	$46,595	$42,110	$(2,787)	$239,967

	Common shares				Accumulated
	Issued and				other	Total
	outstanding		Contributed	Retained	comprehensive	shareholders'
	shares	Amount	surplus	earnings	loss	equity

Balance, December 31, 2017	35,916,383	$143,770	$41,463	$9,027	$(492)	$193,768

Net earnings	-	-	-	6,083	-	6,083
Other comprehensive earnings	-	-	-	-	(860)	(860)

Subordinate Voting Shares:
Stock option expense	-	-	1,997	-	-	1,997
Stock options exercised	88,200	2,453	(1,300)	-	-	1,153
Dividends	-	-	-	(4,850)	-	(4,850)
Purchased for cancellation	(85,408)	(355)	-	(5,586)	-	(5,941)
Balance, March 31, 2018	35,919,175	$145,868	$42,160	$4,674	$(1,352)	$191,350

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended
	March 31
	2019	2018
Cash provided by (used in)

Operating activities
Net earnings	$8,145	$8,935

Items not affecting cash:
Depreciation and amortization	12,687	11,783
Deferred income tax	473	308
Other	3,134	2,402

Changes in non-cash working capital:
Accounts receivable	8,600	4,078
Inventories	3,704	(1,453)
Prepaid expenses and other current assets	(239)	(2,925)
Payables and accruals	(16,361)	(14,870)
Unearned revenues	5,656	2,632
Other liabilities	721	(1,930)
Contingent acquisition consideration	(962)	(658)
Net cash provided by operating activities	25,558	8,302

Investing activities
Acquisitions of businesses, net of cash acquired (note 5)	(25,773)	(29,602)
Purchases of fixed assets	(10,736)	(10,523)
Other investing activities	(2,329)	(678)
Net cash used in investing activities	(38,838)	(40,803)

Financing activities
Increase in long-term debt	47,534	54,717
Repayment of long-term debt	(1,871)	(4,503)
Purchases of non-controlling interests, net	(18,987)	(1,621)
Contingent acquisition consideration	(5,853)	(2,242)
Proceeds received on exercise of stock options	4,004	1,153
Dividends paid to common shareholders	(4,857)	(4,400)
Distributions paid to non-controlling interests	(1,194)	(1,591)
Repurchases of Subordinate Voting Shares	-	(5,941)
Other financing activities	(268)	(575)
Net cash provided by financing activities	18,508	34,997

Effect of exchange rate changes on cash	197	(137)

Increase in cash, cash equivalents and restricted cash	5,425	2,359

Cash, cash equivalents and restricted cash, beginning of period	79,844	66,894
Cash, cash equivalents and restricted cash, end of period	$85,269	$69,253

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel, and landscaping; (ii) proprietary banking and insurance products; and (iii) energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, California Closets, Certa Pro Painters, Pillar to Post Home Inspectors, Floor Coverings International, College Pro Painters, and Century Fire Protection.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, with the exception of the change described below. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at March 31, 2019 and the results of operations and its cash flows for the three month periods ended March 31, 2019 and 2018. All such adjustments are of a normal recurring nature. The results of operations for the three month period ended March 31, 2019 are not necessarily indicative of the results to be expected for the year ending December 31, 2019.

Leases

The Company adopted ASU 842, Leases, as of January 1, 2019, using the modified retrospective approach. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification.

The Company has lease agreements with lease and non-lease components, and has elected to account for each lease component (e.g., fixed rent payments) separately from the non-lease components (e.g., common-area maintenance costs). The Company has also elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Leases are recognized on the balance sheet when the lease term commences, and the associated lease payments are recognized as an expense on a straight-line basis over the lease term.

The standard had a material impact on the Company’s consolidated balance sheet, the primary impact being the recognition of right-of-use (“ROU”) assets and lease liabilities for operating leases, while its accounting for finance leases remained substantially unchanged.

Select Consolidated Balance Sheet line items, which reflect the adoption of ASC 842 are as follows:

	January 1, 2019
	As Previously
	Reported	Adjustments	As Adjusted
(In thousands)

Assets:
Prepaid expenses and other current assets	37,739	(73)	37,666
Operating lease right-of-use-assets	$-	$99,265	$99,265

Liabilities and equity:
Accrued liabilities	132,572	(7,939)	124,633
Operating lease liabilities	-	107,469	107,469
Retained Earnings	45,537	(338)	45,199

Adoption of ASC 842 had no impact to net earnings in the Company's Consolidated Statements of Earnings as well as no impact to net cash from or used in operating, investing or financing activities in the Company's Consolidated Statements of Cash Flows.

3.       REVENUE RECOGNITION – On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“new revenue standard”) to all open contracts using the full retrospective method. The Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to retained earnings on January 1, 2017.

The new revenue standard resulted in the deferral of some revenues relating to franchise fees that were previously recognized at a point in time and are now recognized over time, during the life of the franchise agreement. The application of the new standard also resulted in gross revenue recognition of certain ancillary fees related to marketing funds in the FirstService Brands segment. Previously, these amounts were recorded on a net basis.

Within the FirstService Brands segment, franchise fee revenue recognized in the quarter that was included in deferred revenue at the beginning of the period was $834 (2018 - $848). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized in accordance with the new revenue standard and are amortized over the life of the underlying franchise agreement. Costs amortized in the quarter were $395 (2018 - $305). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at March 31, 2019 was $6,564 (2018 - $6,427). There were no impairment losses recognized related to those assets in the quarter.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at March 31, 2019, the aggregate amount of backlog was $162,470. The Company expects to recognize revenue on the remaining backlog over the next 12 months.

Disaggregated revenues are as follows:

	Three months
	ended March 31
	2019	2018

FirstService Residential revenue	$319,310	$284,135
FirstService Brands company-owned operations revenue	135,701	115,188
FirstService Brands franchisor revenue	29,810	26,285
FirstService Brands franchise fee revenue	834	848

The Company disaggregates revenue by segment, and within the FirstService Brands segment, further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the cost-to-cost measure of progress method. The extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

4.       RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED – In June 2016, FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. In November 2018, FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which amends the scope and transition requirements of ASU 2016-13. The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The standard will become effective for the Company beginning January 1, 2020 and will require a cumulative-effect adjustment to accumulated retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

5.       ACQUISITIONS – In the quarter, the Company completed five acquisitions, two in the FirstService Residential segment and three in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired controlling interests in regional firms operating in Chicago and western Canada. In the FirstService Brands segment, the Company acquired two California Closets franchises operating in Maryland and New Jersey, as well as a fire protection company based in Houston. The acquisition date fair value of consideration transferred was as follows: cash of $25,773, and contingent consideration of $1,370 (2018 - cash of $29,602, and contingent consideration of $1,147).

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2019 was $8,062 (see note 9). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $6,793 to a maximum of $8,068. The contingencies will expire during the period extending to September 2020. During the three months ended March 31, 2019, $6,815 was paid with reference to such contingent consideration (2018 - $2,900).

6.       LEASES – The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 10 years, some of which may include options to extend the leases for up to 8 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the three months ended March 31, 2019 was $7,117 (2018 - $6,615).

Other information related to leases was as follows (in thousands, except lease term and discount rate):

Supplemental Cash Flows Information, three months ended March 31	2019

Cash paid for amounts included in the measurement of operating lease liabilities	$7,296
Right-of-use assets obtained in exchange for operating lease obligation	$4,067

Weighted Average Remaining Operating Lease Term	5 years
Weighted Average Discount Rate	4.2%

Future minimum operating lease payments under non-cancellable leases as of March 31, 2019 were as follows:

2019 (excluding the three months ended March 31, 2019)	$22,571
2020	27,354
2021	23,645
2022	17,134
2023	11,950
Thereafter	20,096
Total future minimum lease payments	122,750
Less imputed interest	(17,508)
Total	105,242

7.       INCOME TAX – The provision for income tax for the three months ended March 31, 2019 reflected a tax expense of 13% (2018 - recovery of 8%) relative to the statutory rate of approximately 27% (2018 - 27%). The difference between the effective rate and the statutory rate relates to the impact of ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting which provides that tax effects of deductions in excess of compensation costs (“windfalls”) and tax deficiencies (“shortfalls”) be recorded in income tax expense. Prior to this update, the tax effects of windfalls and shortfalls were recorded primarily through equity.

8.       LONG-TERM DEBT – The Company has $150,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

The Company has a credit agreement with a syndicate of banks to provide a committed multi-currency credit facility (the “Facility”) of $250,000. The Facility matures on January 17, 2023 and bears interest at 0.25% to 2.50% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $100,000, on the same terms and conditions as the original Facility. The Facility is available to fund working capital requirements and other general corporate purposes.

The Facility and the Company’s Senior Notes rank equally in terms of seniority. The Company has granted the lenders and Note-holders various collateral including an interest in all of the assets of the Company. The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

9.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2019:

		Fair value measurements at March 31, 2019

	Carrying value at
	March 31, 2019	Level 1	Level 2	Level 3

Contingent consideration liability	$8,062	$-	$-	$8,062

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2019

Balance, January 1	$13,286
Amounts recognized on acquisitions	1,370
Fair value adjustments	221
Resolved and settled in cash	(6,815)
Balance, March 31	$8,062

Less: Current portion	6,252
Non-current portion	$1,810

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 2.0% to 2.5%). The following are estimates of the fair values for other financial instruments:

	March 31, 2019		December 31, 2018
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$5,693	$5,693	$4,212	$4,212
Long-term debt	380,453	387,048	334,523	344,198

10.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2019

Balance, January 1	$151,585
RNCI share of earnings	1,796
RNCI redemption increment	4,020
Distributions paid to RNCI	(1,194)
Purchases of interests from RNCI, net	(18,987)
RNCI recognized on business acquisitions	1,594
Other	89
Balance, March 31	$138,903

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of March 31, 2019 was $135,624. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at March 31, 2019, approximately 1,600,000 such shares would be issued; this would be accretive to net earnings per share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

11.       NET EARNINGS (LOSS) PER SHARE – Loss per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted shares outstanding:

	Three months ended
(in thousands)	March 31
	2019	2018

Basic shares	36,030	35,923
Assumed exercise of Company stock options	467	603
Diluted shares	36,497	36,526

12.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at March 31, 2019, there were 689,500 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were 438,000 stock options granted during the three months ended March 31, 2019 (2018 - 422,500). Stock option activity for the three months ended March 31, 2019 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,633,150	$44.68
Granted	438,000	83.89
Exercised	(134,650)	28.80
Shares issuable under options -
End of period	1,936,500	$54.65	2.94	$67,176
Options exercisable - End of period	895,402	$39.67	1.90	$44,475

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2019 was $2,855 (2018 - $1,997). As of March 31, 2019, there was $14,552 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the three month period ended March 31, 2019, the fair value of options vested was $4,594 (2018 - $6,642).

13.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Pursuant to the amended management services agreement with the Company dated and effective as of the 1st day of June, 2015, the Company agreed to make payments to a company (“FC Co”) indirectly owned by its Founder and Chairman that are contingent upon an arm’s length sale of control of the Company or upon a distribution of the Company’s assets to its shareholders. The payment amounts will be determined with reference to the consideration per Subordinate Voting Share received or deemed received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred to person(s) who are not at arm’s length to FC Co. The agreement provides for FC Co to receive the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale or distribution; and (ii) the per share consideration received or deemed received by holders of Subordinate Voting Shares minus a base price of C$2.351. The second payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale or distribution; and (ii) the per share consideration received or deemed received by holders of Subordinate Voting Shares minus a base price of C$4.578. Assuming an arm’s length sale of control of the Company had occurred on March 31, 2019, the aggregate amount required to be paid to FC Co, based on a market price of C$119.05 (being the closing price per Subordinate Voting Share on the Toronto Stock Exchange on March 31, 2019), would have been US$329,115.

14.       SEGMENTED INFORMATION – The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended March 31

2019
Revenues	$319,310	$166,345	$-	$485,655
Depreciation and amortization	5,966	6,710	11	12,687
Operating earnings	15,648	3,892	(6,610)	12,930

2018
Revenues	$284,135	$142,321	$-	$426,456
Depreciation and amortization	5,847	5,928	8	11,783
Operating earnings	11,366	5,075	(5,368)	11,073

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended March 31

2019
Revenues	$455,298	$30,357	$485,655
Total long-lived assets	665,300	44,739	710,039

2018
Revenues	$402,688	$23,768	$426,456
Total long-lived assets	507,653	40,385	548,038

15.       SUBSEQUENT EVENTS – On April 2, the Company announced it had entered into a definitive agreement with Jay S. Hennick, the Company’s Founder and Chairman to settle the long-term incentive arrangement (the “LTIA”) and to eliminate the Company’s dual class share structure. As previously announced, the Multiple Voting Shares of the Company will convert into Subordinate Voting Shares on a one-for-one basis and for no consideration, thereby eliminating the Company’s dual class share structure. FirstService will also acquire all of the shares of FC Co for a purchase price determined with reference to the LTIA formula provided in the management services agreement (“MSA”), and the MSA will be terminated, thereby eliminating the LTIA and all future fees and other entitlements owing thereafter. Mr. Hennick has agreed to accept 80% of the purchase price in Subordinate Voting Shares, with the balance paid in cash. The Company will, under the terms of the transaction: (a) pay $62,900 (approximately C$84,300) in cash; and issue a total of 2,919 Subordinate Voting Shares. The transaction is subject to shareholder approval at the Annual and Special meeting of Shareholders on May 3, 2019.

On April 11, 2019, the Company expanded its revolving credit facility. Under the amended facility, the borrowing capacity has been increased to $450,000, up from $350,000. The maturity date of the facility remains January 2023. The facility will continue to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions.

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE three MONTH PERIOD ENDED March 31, 2019

(in US dollars)

May 2, 2019

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three month period ended March 31, 2019 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2018. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three month period ended March 31, 2019 and up to and including May 2, 2019.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Consolidated review

Our operating results for the seasonally slow first quarter were strong. Consolidated revenue growth was 14% relative to the same quarter in the prior year, and resulted in year-over-year gains in Adjusted EBITDA and operating earnings.

During the first quarter of 2019, we completed five business acquisitions, two in our FirstService Residential segment and three in our FirstService Brands segment. During the past year, we also completed various other acquisitions in both divisions, which provided additional revenue growth for the first quarter of 2019. These tuck-under acquisitions, which are in the process of being integrated into our operations, increase the scale of our market positions, extend our geographic footprints, or expand the service offerings in our respective businesses.

Results of operations - three months ended March 31, 2019

Revenues for our first quarter were $485.7 million, 14% higher than the comparable prior year quarter. On an organic basis, revenues were up 7%, with the balance from contribution of acquisitions.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the first quarter was $29.2 million versus $25.4 million reported in the prior year quarter. Our Adjusted EBITDA margin was 6.0% of revenues, flat versus the prior year quarter. Consolidated operating earnings for the quarter were $12.9 million, up from $11.1 million in the prior year period. The operating earnings margin was 2.7% versus 2.6% in the prior year quarter.

Depreciation and amortization expense totalled $12.7 million for the quarter relative to $11.8 million for the prior year quarter. The increase is primarily related to depreciation and amortization from recently acquired company-owned operations in our FirstService Brands segment.

Net interest expense was $3.6 million versus $2.9 million recorded in the prior year quarter and is primarily attributable to the increase in our average outstanding debt.

The consolidated income tax rate for the quarter was 13%, compared to a recovery of 8% in the prior year quarter, relative to the statutory rate of 27% in both periods. The current quarter’s tax rate was affected primarily by ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which provides that tax effects of deductions in excess of compensation costs (“windfalls”) and tax deficiencies (“shortfalls”) be recorded in income tax expense. Prior to this update, the tax effects of windfalls and shortfalls were recorded primarily through equity. The effective tax rate for the full year is expected to be approximately 25%.

Net earnings for the quarter were $8.1 million, versus $8.9 million in the prior year quarter, with the decrease largely attributable to the higher interest and tax expense mentioned above.

The NCI redemption increment for the first quarter was $4.0 million, versus $0.5 million in the prior period, and was attributable to changes in the trailing two-year average earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $319.3 million for the first quarter, up 12% versus the prior year quarter. Organic growth accounted for half of this increase, with particularly strong performance in our New York, California and Nevada markets. Adjusted EBITDA was $21.8 million relative to $17.5 million in the prior year quarter. Operating earnings for the first quarter were $15.6 million versus $11.4 million in the prior year period. The improvement in our operating margin was largely driven by the contribution of recent acquisitions with a non-seasonal cash flow profile during our seasonally weakest first quarter.

Revenues from FirstService Brands in the first quarter were $166.3 million, up 17% relative to the prior year period. The revenue increase was comprised of 7% organic growth, together with contribution from tuck-under acquisitions within the past year at our California Closets, Paul Davis Restoration and Century Fire company-owned platforms. During the quarter, organic growth was robust at our operations which benefit from strong home improvement spending, including our California Closets company-owned and franchised operations and our CertaPro Painters and Floor Coverings International franchised systems. Adjusted EBITDA for the quarter was $11.0 million, down from $11.2 million in the prior year period. The decline in our margin was largely attributable to lower activity levels at our Paul Davis Restoration company-owned operations compared to the prior year quarter. Operating earnings were $3.9 million versus $5.1 million in the prior year quarter, with the decline primarily due to increased depreciation and amortization from recently completed tuck-under acquisitions.

Corporate costs, as presented in Adjusted EBITDA were $3.7 million for the quarter, up from $3.2 million in the prior year period. On a GAAP basis, corporate costs for the current quarter were $6.6 million, compared to $5.4 million in the prior year period.

Summary of quarterly results

(in thousands of US dollars, except per share amounts) (unaudited)

Quarter	Q1	Q2	Q3	Q4

YEAR ENDING DECEMBER 31, 2019
Revenues	$485,655
Operating earnings	12,930
Net earnings per share:
Basic	0.06
Diluted	0.06

YEAR ENDED DECEMBER 31, 2018
Revenues	$426,456	$495,348	$506,356	$503,313
Operating earnings	11,073	42,350	45,298	28,847
Net earnings per share:
Basic	0.17	0.63	0.72	0.32
Diluted	0.17	0.62	0.70	0.31

YEAR ENDED DECEMBER 31, 2017
Revenues	$380,349	$441,666	$463,379	$443,637
Operating earnings	8,971	35,266	34,019	26,706
Net earnings (loss) per share:
Basic	0.12	0.50	0.42	0.39
Diluted	0.12	0.49	0.41	0.38

OTHER DATA
Adjusted EBITDA - 2019	$29,150
Adjusted EBITDA - 2018	25,414	$57,118	$59,426	$48,653
Adjusted EBITDA - 2017	20,127	$47,076	$52,624	$39,485
Adjusted EPS - 2019	0.30
Adjusted EPS - 2018	0.25	0.86	0.89	0.62
Adjusted EPS - 2017	0.16	0.60	0.73	0.49

Seasonality and quarterly fluctuations

Certain segments of the operations of FirstService are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the combined service mix.

The FirstService Residential segment generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned.

The FirstService Brands segment includes outdoor painting and franchise operations, which generate the majority of their revenues during the second and third quarters.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2019	2018

Net earnings	$8,145	$8,935
Income tax	1,209	(672)
Other (income) expense	7	(64)
Interest expense, net	3,569	2,874
Operating earnings	12,930	11,073
Depreciation and amortization	12,687	11,783
Acquisition-related items	678	561
Stock-based compensation expense	2,855	1,997
Adjusted EBITDA	$29,150	$25,414

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; and (v) a stock-based compensation tax adjustment related to a US GAAP change. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2019	2018

Net earnings	$8,145	$8,935
Non-controlling interest share of earnings	(1,796)	(2,320)
Acquisition-related items	678	561
Amortization of intangible assets	4,307	3,914
Stock-based compensation expense	2,855	1,997
Stock-based compensation tax adjustment for US GAAP change	(1,344)	(2,415)
Income tax on adjustments	(1,862)	(1,537)
Non-controlling interest on adjustments	(88)	(110)
Adjusted net earnings	$10,895	$9,025

	Three months ended
(in US dollars)	March 31
	2019	2018

Diluted net earnings per share	$0.06	$0.17
Non-controlling interest redemption increment	0.11	0.01
Acquisition-related items	0.02	0.02
Amortization of intangible assets, net of tax	0.09	0.08
Stock-based compensation expense, net of tax	0.06	0.04
Stock-based compensation tax adjustment for US GAAP change	(0.04)	(0.07)
Adjusted EPS	$0.30	$0.25

We believe that the presentation of adjusted EBITDA and adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

The Company generated cash flow from operating activities of $25.6 million during the three month period ended March 31, 2019, relative to $8.3 million in the prior year period. The increase in operating cash flow was favourably impacted by changes in non-cash working capital, primarily the collection of aged accounts receivable in our FirstService Brands segment. In the second, third and fourth quarters of 2019, we expect positive cash flow from operating activities. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the three months ended March 31, 2019, capital expenditures were $10.7 million. Based on our current operations, maintenance capital expenditures for the year ending December 31, 2019 are expected to be around $45 million.

In April 2019, we paid a quarterly dividend of $0.15 per share on the Subordinate Voting Shares and Multiple Voting Shares in respect of the quarter ended March 31, 2019.

Net indebtedness as at March 31, 2019 was $310.8 million, versus $268.2 million at December 31, 2018. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness resulted primarily from purchases of fixed assets, business acquisitions, and purchases of non-controlling interests. We are in compliance with the covenants within our financing agreements as at March 31, 2019 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $121.4 million of available un-drawn credit as of March 31, 2019.

In April 2019, we expanded our revolving credit facility. Under the amended facility, the borrowing capacity was increased to $450 million, up from $350 million, with the maturity date remaining January 2023. The facility will continue to be used for working capital and general corporate purposes and to fund future tuck-under acquisitions.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $8.1 million as at March 31, 2019 ($13.3 million as at December 31, 2018) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to September 2020. The contingent consideration liability is recognized at fair value upon acquisition and is re-measured each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of March 31, 2019 will ultimately be paid. During the three months ended March 31, 2019, $6.8 million of contingent consideration was paid (2018 - $2.9 million).

The following table summarizes our contractual obligations as at March 31, 2019:

Contractual obligations	Payments due by period
(in thousands of US dollars)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$377,319	$2,353	$60,858	$284,108	$30,000
Interest on long-term debt	53,475	14,308	24,463	12,976	1,728
Capital lease obligations	3,134	1,853	1,281	-	-
Contingent acquisition consideration	8,062	6,252	1,810	-	-
Operating leases	122,750	22,571	50,999	29,084	20,096

Total contractual obligations	$564,740	$47,337	$139,411	$326,168	$51,824

At March 31, 2019, we had commercial commitments totaling $4.9 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior notes at a weighted average interest rate of 3.8%.

Redeemable non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	March 31	December 31
(in thousands of US dollars)	2019	2018

FirstService Residential	$65,652	$80,631
FirstService Brands	69,972	68,501
	$135,624	$149,132

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at March 31, 2019, the RNCI recorded on the balance sheet was $138.9 million. The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares, at the option of FirstService. If all RNCI were redeemed in cash, the pro forma estimated reduction to GAAP diluted net earnings per share for the first quarter of 2019 would be $0.13 and the accretion to adjusted EPS would be $0.02.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 11 and 17 to the December 31, 2018 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2018, except as noted below.

On January 1, 2019, FirstService adopted ASU 842, Leases, using the modified retrospective approach. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification.

We have lease agreements with lease and non-lease components, and have elected to account for each lease component (e.g., fixed rent payments) separately from the non-lease components (e.g., common-area maintenance costs). We have also elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Leases are recognized on the balance sheet when the lease term commences, and the associated lease payments are recognized as an expense on a straight-line basis over the lease term.

The standard had a material impact on our consolidated balance sheet, the primary impact being the recognition of right-of-use (“ROU”) assets and lease liabilities for operating leases, while our accounting for finance leases remained substantially unchanged. The standard did not impact our consolidated net earnings and had no impact on cash flows.

Recently issued accounting standards

In June 2016, FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. In November 2018, FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which amends the scope and transition requirements of ASU 2016-13. The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The standard will become effective beginning January 1, 2020 and will require a cumulative-effect adjustment to accumulated retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are currently evaluating the impact of this guidance on our consolidated financial statements.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have no such financial instruments in place.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the three months ended March 31, 2019 was $0.2 million (2018 - $0.2 million).

As at March 31, 2019, the Company had $2.1 million of loans receivable from minority shareholders (December 31, 2018 - $2.1 million). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date of this MD&A, the Company has outstanding 34,843,003 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,882,500 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended March 31, 2019 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting. Additionally, we have implemented internal controls over the new lease accounting standard. These were implemented as of the effective date, January 1, 2019.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events except as required by securities law.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.